Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

March 24, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company

TFLIC Separate Account VNY

Advisor’s Edge® NY Variable Annuity

Post-Effective Amendment No. 7

File Nos. 333-122235/811-21703

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for TFLIC Separate Account VNY of Transamerica Financial Life Insurance Company (“TFLIC” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

General Comments:

1.

Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that contract name on the front cover page of the prospectus is and will continue to be the Class Identifier with the SEC Edgar system.

Response: The Class Identifier in the SEC system is the name on the front cover page of the prospectus (Advisor’s Edge NY Variable Annuity).

3.	Please make sure that all capitalized terms are defined in the glossary. (Example: Net Premium Payments and Initial Net Premium Payments on Page 12).

Response: The terms have been revised to “net Premium Payment and initial net Premium Payment”. Premium Payment is a defined term in the glossary. Please see page 12 of the Prospectus attached.

Mr. Craig Ruckman

March 24, 2011

2 | Page

Summary:

4.	The summary notes that a glossary of terms used in the Prospectus is provided in the SAI. Please include that Glossary in the prospectus.

Response: Please see pages 5 and 9 of the Prospectus attached.

Fee Table:

5.	Explain Special Service Fee in a footnote in as much as it is not clear from its name what exactly it is.

Response: Please see page 10 of the Prospectus attached.

6.	Place the information in the first footnote 1 in the narrative pursuant to Item 3 Instruction 3.

(1) We may assess an Annual Policy Service Charge of up to $30 for policy administration expenses (but no more than 2% of the Policy Value at the time of deduction). We will not assess this charge on a Policy if (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000 or (2) the Policy Value equals or exceeds $50,000.

Response: Please see page 10 of the Prospectus attached.

7.	Separate Account Annual expenses on page 8. Revise the base separate account expenses to only reflect those expenses that would be charged if an optional death benefit was not elected (M&E charge of 0.40% and administrative charge of 0.15%). Separately, provide a caption for the optional death benefits and list the fees charged for each optional death benefit (Return of Premium Death Benefit of 0.05%; Annual Step-Up to Age 81 Death Benefit of 0.20%)

Response: Please see page 10 of the Prospectus attached.

8.	Optional Rider Fees on Page 8. Retain the information in the fee table regarding the Architect GLWB and footnote that after May 1, 2011 the rider is no longer available for new sales.

Response: We have updated the Fee Table to include the fees. Please see page 10 of the Prospectus attached.

9.	Total Portfolio Annual Operating Expenses. Take out the disclaimer in footnote 1; take out the phrase “and TFLIC has not and cannot independently verify the accuracy or completeness of such information.”

Response: Pursuant to our conversation on March 22, 2011, the Registrant will take the action discussed.

10.	Expense Example. Remove the line “and (2) full withdrawal (i.e., surrender) at the end of each period).” Also need to confirm that the expense example reflects the Architect. Or do a separate table including GLWB. The table with the highest expenses needs to go first.

Response: Please see page 11 of the Prospectus attached.

Mr. Craig Ruckman

March 24, 2011

3 | Page

Body Section:

11.

Page 10. The Annuity Policy. The prospectus describes on page 10 “The Advisor’s Edge® NY variable annuity is a flexible-premium multi-funded variable annuity offered by TFLIC. The Policy provides a means of investing on a tax-deferred basis in various Portfolios.” Clarify supplementally the meaning of the term multi-funded.

Response: Please see page 12 of the Prospectus. This term has been removed.

12.	Page 10. Accumulation Phase. Please revise the first bullet point as transfers after the first 12 in a year may not be free. Revise this bullet to show there may be a charge.

•	Make transfers among your investment choices at no charge and without current tax consequences. (See Transfers Among the Subaccounts)

Response: Please see page 12 of the Prospectus.

13.	Expenses Section Page 21. Regarding the GLWB. Retain disclosure for fees charged for the GLWB and note that after May 1, 2011 the rider is no longer available for new sales.

Response: We have updated the Fee Table to include the fees. Please see page 22 of the Prospectus.

14.	Death Benefit page 28, Adjusted Partial Withdrawal. The prospectus notes that a detailed explanation of adjusted partial withdrawals appears in the SAI. Please move this discussion from the SAI to the Prospectus.

Response: Please see pages 29 and 54 of the Prospectus.

15.	Additional Features, the Dollar Cost Averaging Program. The prospectus notes that the contract owner can elect to transfer from the money market subaccount. Identify the money market subaccount by name. Second, revise the disclosure to clearly delineate where premium payments are held until they are transferred to the selected variable subaccounts as part of the program. The current disclosure can be read to mean that the money market subaccount is just one investment option to transfer out of as part of the program.

Response: We have specifically named the account where payments are held and transferred from pursuant to the Dollar Cost Averaging Program. Please see page 34 of the Prospectus.

Appendix B:

16.	The current summary of the Architect is insufficient. For example summary does not include sufficient discussion of excess withdrawals or the maximum equity percentage. Move the description of the rider that was stricken of the body of the prospectus into this appendix. Clearly note that the rider is no longer available for new sales but that contract owners who had already purchased the rider still have the option to upgrade. Also retain the examples that appeared in the old Appendix B. In your response please include this disclosure which will not appear in appendix B marked to show changes against the disclosure for this rider as it appeared in the prospectus as of May 1, 2010.

Response: Pursuant to our discussion on March 22, 2011, please see page 35 and 51-53 of the Prospectus and pages 17 - 25 of the Statement of Additional Information.

Mr. Craig Ruckman

March 24, 2011

4 | Page

Statement of Additional Information:

17	Death Benefit, page 7. In the third sentence please replace “adjusted partial surrender” with “requested surrender”. In the same sentence please replace “current death proceeds before surrender” with “current guaranteed minimum death benefit before surrender”.

Response: Please see page 54 of the Prospectus attached. This section has been moved from the SAI to the Prospectus per request number 14 above.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Financial Life Insurance Company

GLOSSARY OF TERMS

Accumulation Unit – An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Administrative and Service Office – Transamerica Financial Life Insurance Company, Variable Annuity Department, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. 800-866-6007

Annuitant – The person during whose life, annuity payments involving life contingencies will continue.

Annuity Commencement Date – The date upon which annuity payments are to commence. This date may be any date at least one year after the Policy Date and may not be later than the last day of the Policy Month following the month in which the annuitant attains age 95(the “maximum annuitization date”) , except expressly allowed by TFLIC.

Annuity Payment Option – A method of receiving a stream of annuity payments selected by the owner.

Beneficiary – The person who has the right to the death benefit set forth in the Policy.

Business Day – A day when the New York Stock Exchange is open for business.

Code – The Internal Revenue Code of 1986, as amended.

Good Order – An instruction that TFLIC receives that is sufficiently complete and clear – along with all necessary forms, information and supporting legal documentation, including any required spousal or joint owner’s consents – so that TFLIC does not need to exercise any discretion to follow such instruction. All orders requesting a partial or full withdrawal, a transfer, a death benefit, or other transaction or change, must be in good order.

Nonqualified Policy – A Policy other than a qualified policy.

Owner (Policy Owner, You, Your) – The individual or entity that owns an individual Policy.

Policy – The individual Policy.

Policy Date – The date shown on the policy data page attached to the Policy and the date on which the Policy becomes effective.

Policy Value – On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium Payments; minus

•	partial withdrawals; plus or minus

•	accumulated gains or losses in the separate account; minus

•	services charges, premium taxes, if applicable, rider fees, and transfer fees, if any.

Policy Year – A policy year begins on the policy date and on each anniversary thereof.

Premium Payment – An amount paid to TFLIC by the Owner or on the Owner’s behalf as consideration for the benefits provided by the Policy.

Qualified Policy – A Policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account – TFLIC Separate Account VNY, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.

Service Charge – An annual charge on each Policy Anniversary for policy maintenance and related administrative expenses.

Subaccount – A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

Valuation Period – The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made on each business day.

Variable Annuity Payments – Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice – Written notice that is signed by the owner, is in good order and received at the Administrative and Services Office, and that gives TFLIC the information it requires. For some transactions, TFLIC may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for good order that TFLIC establishes for such notices.

You may check your policy at www.transamericaannuities~~aservice~~.com. Follow the logon procedures. You will need your pre-assigned Personal Identification Number (“PIN”) to access information about your policy. We cannot guarantee that you will be able to access this site.

You should protect your PIN, because on-line (or telephone) options may be available and could be made by anyone who knows your PIN. We may not be able to verify that the person providing instructions using your PIN is you or someone authorized by you.

~~A glossary of terms used in this prospectus is provided in the Statement of Additional Information.~~

FEE TABLE(1)

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, or transfer Cash Value between investment choices. For a complete discussion of Policy costs and expenses, see Section 5, “Expenses.”

Policy Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Contingent Deferred Sales Load (surrender charge)	None
Transfer Fees(2)	$10
Special Service Fee(3)	$0 -$25

(1)

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase, the fees may be different than those described in the fee table. See Section 5, “Expenses.”

(2)	TFLIC does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $10 fee for each Transfer in excess of 12 per Policy Year.
(3)	We may deduct a charge for special services, such as overnight delivery.

The following table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the investment portfolios’ fees and expenses.

Annual Policy Service Charge~~(1)~~			$0 - $30
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)
Base Separate Account Expenses:
Mortality and Expense Risk Fee			0.4~~6~~0%
Administrative Charge			0.15%
Total Base Separate Account Annual Expenses~~(2)~~			0.5~~7~~5%
Optional Separate Account Annual Expenses:
Annual Step-Up to Age 81 Death Benefit			0.20%
Return of Premium Death Benefit			0.05%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses(1)			0.75%
Optional Rider Fees – No Longer Available for New Sales
Architect Guaranteed Lifetime Withdrawal Benefit(3)	Single Life Option	Joint Life Option
50% Maximum Equity Percentage	0.30%	0.45%
60% Maximum Equity Percentage	0.45%	0.65%
70% Maximum Equity Percentage	0.65%	1.00%

~~(1)~~

~~We may assess an Annual Policy Service Charge of up to $30 for policy administration expenses (but no more than 2% of the Policy Value at the time of deduction). We will not assess this charge on a Policy if (1) the sum of all Premium Payments less the sum of all withdrawals taken is at least $50,000 or (2) the Policy Value equals or exceeds $50,000.~~

(1 2)

Total ~~Annual~~ Separate Account ~~Annual~~ Expenses reflect the base separate account expenses plus the Annual Step-Up to Age 81 Death Benefit~~shown (0.75%) apply to the Annual Step-Up to Age 81 Death Benefit option. This reflects a fee that is 0.15% and 0.20% per year higher than the 0.60% and 0.55% corresponding total separate account expenses for the Return of Premium Death Benefit and Policy Value Death Benefit options, respectively.~~

The next item shows the lowest and highest total operating expenses charged by the portfolio companies for the year ended December 31, 2010 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Portfolio Annual Operating Expenses(1)	Lowest		Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	___	%	___	%

(1)

The fee table information relating to the Portfolios is for the year ending December 31, 2010 (unless otherwise noted) and was provided to TFLIC by the underlying funds, their investment advisors or managers, and TFLIC has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the Portfolios may be greater or less than those shown in the Table.

EXAMPLE(1)

The following examples are ~~is~~ intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy Owner transaction expenses, Policy fees, Separate Account annual expenses, and Portfolio fees and expenses.

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2010, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods and assuming (1) a 5% annual rate of return; and (2) the Architect Guaranteed Lifetime Withdrawal Benefit rider (which is no longer available for new sales) has been selected. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the Policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$	$	$	$
Return of Premium Death Benefit Option (0.60%)	$	$	$	$
Policy Value Death Benefit Option (0.55%)	$	$	$	$

The following example illustrates the highest fees and expenses of any of the Portfolios for the year ended December 31, 2010, and the highest combination of Separate Account expenses that you would incur on a $10,000 Premium Payment over various periods and, assuming ~~(1)~~ a 5% annual rate of return, ~~and (2) full withdrawal (i.e., surrender) at the end of each period.~~ As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the Policy’s Annuity Payment Options. The expenses reflect different mortality and expense risk fees depending on which death benefit you select:

	1 Year	3 Years	5 Years	10 Years
Annual Step-Up to Age 81 Death Benefit Option (0.75%)	$	$	$	$
Return of Premium Death Benefit Option (0.60%)	$	$	$	$
Policy Value Death Benefit Option (0.55%)	$	$	$	$

(1)	Different fees and expenses not reflected in the example may be assessed during the income phase of the Policy.

You should not consider this example to be a representation of past or future expenses or performance. Actual expenses may be higher than those shown, subject to the guarantees in the Policy. In addition, your rate of return may be more or less than the 5% assumed in the example.

For information concerning compensation paid for sale of the Policies, see “Distribution of the Policies.”

1.	THE ANNUITY POLICY

The Advisor’s Edge® NY variable annuity is a flexible-premium ~~multi-funded~~ variable annuity offered by TFLIC. The Policy provides a means of investing on a tax-deferred basis in various Portfolios.

Who Should Invest

The Policy is intended for long-term investors who want tax-deferred accumulation of funds, generally for retirement but also for other long-term investment purposes. The tax-deferred feature of the Policy is most attractive to investors in high federal and state marginal tax brackets who have exhausted other avenues of tax deferral, such as pre-tax contributions to employer-sponsored retirement or savings plans. There is no additional tax deferral benefit when the Policy is purchased to fund a qualified plan.

About the Policy

The Advisor’s Edge® NY variable annuity is a policy between you, the Policy Owner, and TFLIC, the issuer of the Policy.

The Policy provides benefits in two distinct phases: accumulation and income.

Accumulation Phase

The Accumulation Phase starts when you purchase your Policy and ends immediately before the Annuity Commencement Date, when the Income Phase starts. During the Accumulation Phase, you choose to allocate your investment in the Policy among the various available Portfolios. The Policy is a variable annuity because the value of your investment in the Subaccounts can go up or down depending on the investment performance of the Subaccounts you choose. You could lose the amount that you allocate to the Subaccounts. The Policy is a flexible-premium annuity because after you purchase it, you can make additional investments of at least $500 until the Income Phase begins; you are not required to make any additional investments. During this phase, you are generally not taxed on earnings from amounts invested unless you make withdrawals.

Other benefits available during the Accumulation Phase include the ability to:

•	Make transfers among your investment choices ~~at no charge an~~d without current tax consequences. (See Transfers Among the Subaccounts)

•	Withdraw all or part of your money with no surrender penalty charged by TFLIC, although you may incur income taxes and a 10% penalty tax. (See ACCESS TO YOUR MONEY - Full and Partial Withdrawals.)

Income Phase

During the Income Phase, you receive regular annuity payments. The amount of these payments is based in part on the amount of money accumulated under your Policy and the Annuity Payment Option you select. The Annuity Payment Options are explained at Annuity Payments.

At your election, payments can be either variable or fixed. If variable, the payments rise or fall depending on the investment performance of the Subaccounts you choose. If fixed, the payment amounts are guaranteed.

Annuity payments are available in a wide variety of options, including payments over a specified period or for life (for either a single life or joint lives), with or without a guaranteed number of payments.

The Separate Account

When you purchase a Policy, money you have allocated to the Subaccounts is deposited into TFLIC Separate Account VNY. The Separate Account contains a number of Subaccounts that invest exclusively in shares of the corresponding Portfolios. The investment performance of each Subaccount is linked directly to the investment performance of one of the Portfolios. Assets in the Separate Account belong to TFLIC but are accounted for separately from TFLIC’s other assets and can be used only to satisfy its obligations to Policy Owners.

2.	PURCHASE

Customer Order Form and Issuance of Policies

To invest in the Advisor’s Edge® NY variable annuity, you should send a completed customer order form and your i~~I~~nitial Premium Payment to the address indicated on the customer order form. If you wish to make a personal delivery by hand or courier to TFLIC of your completed customer order form and i~~I~~nitial Premium Payment (rather than through the mail), do so at our Administrative and Service Office, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa

Mortality and Expense Risk Fee

TFLIC charges a fee as compensation for bearing certain mortality and expense risks under the Policy. The annual charge is assessed daily based on the net assets of the Separate Account. The annual Mortality and Expense Risk Fee is dependent on the death benefit option, you select on the customer order form. For the Policy Value Death Benefit Option, the mortality and expense risk fee is at an annual rate of 0.40%. For the Return of Premium Death Benefit Option, the mortality and expense risk fee is at an annual rate of 0.45%. For the Annual Step-Up to age 81 Death Benefit Option the mortality and expense risk fee is at an annual rate of 0.60%.

We guarantee that the annual charge described above will not increase. If the charge is more than sufficient to cover actual costs or assumed risks, any excess will be added to TFLIC’s surplus. If the charges collected under the Policy are not enough to cover actual costs or assumed risks, then TFLIC will bear the loss. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

A Closer Look At The Mortality and Expense Risk Fee

TFLIC assumes mortality risk in two ways. First, where Policy Owners elect an Annuity Payment Option under which TFLIC guarantees a number of payments over a life or joint lives, TFLIC assumes the risk of making monthly annuity payments regardless of how long all Annuitants may live. Second, TFLIC assumes mortality risk in guaranteeing a minimum Death Benefit in the event the Annuitant dies during the Accumulation Phase.

The expense risk that TFLIC assumes is that the charges collected for administrative expenses, which are based on rates that are guaranteed not to increase above the rates shown for the life of the Policy, may not cover the actual costs of issuing and administering the Policy.

Administrative Expense Charge

TFLIC assesses each Policy an annual Administrative Expense Charge to cover the cost of issuing and administering each Policy and of maintaining the Separate Account. The Administrative Expense Charge is assessed daily at a rate equal to 0.15% annually of the net asset value of the Separate Account.

Special Service Fees

We will deduct a charge for special services, such as overnight delivery, up to $25 per service provided.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the Annuity Commencement Date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium Payments, asset rebalancing and Dollar Cost Averaging transfers are not considered transfers for the purpose of assessing a transfer fee. All transfer requests made at the same time are treated as a single transfer.

Architect GLWB Fee – No Longer Available for New Sales

The annual rider fee for the Architect Guaranteed Lifetime Withdrawal Benefit is a percentage of the total withdrawal base and is assessed on each rider anniversary. The percentage depends on the maximum “equity percentage” that you select (which is the percentage of your Policy Value that can be invested in the “equity” category of the designated investment choices), and whether you select the joint life option under the rider. The rider fee percentages are as follows:

Maximum Equity Percentage	Single Life Option	Joint Life Option
50%	0.30%	0.45%
60%	0.45%	0.65%
70%	0.65%	1.00%

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of Policy Value in each investment choice.

Portfolio Expenses

The value of the assets in the Separate Account will reflect the fees and expenses paid by the Portfolios. The lowest and highest Portfolio expenses for the previous calendar year are found in the “Fee Table” section of this prospectus. See the prospectuses for the underlying fund Portfolios for more information.

Revenue We Receive

We (and our affiliates) may directly or indirectly

Guaranteed Minimum Death Benefit Options

On the Policy application, you generally may choose one of the Guaranteed Minimum Death Benefit Options (listed below) for an additional fee. After the Policy is issued, you cannot make an election and the death benefit cannot be changed.

If the Guaranteed Minimum Death Benefit is not available because of the age of the Policy Owner or Annuitant, the death benefit will be the Policy Value as of the date we receive all necessary information in good order.

A.	Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	the total Premium Payments;

•	less any adjusted partial withdrawals (discussed below) as of the date of death.

There is an extra charge for this death benefit of 0.05% annually for a total mortality and expense risk fee of 0.45%.

B.	Annual Step-Up To Age 81 Death Benefit

Under this optionon each policy anniversary before your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. The death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary before the earlier of the date of the annuitant’s death or the annuitant’s 81st birthday; plus

•	any premium payments since that date; minus

•	any adjusted partial withdrawals since that date.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit of 0.20% annually, for a total mortality and expense risk fee of 0.60%.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your Guaranteed Minimum Death Benefit will be reduced by an amount called the Adjusted Partial Withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total Premium Payments. Please see Appendix C for ~~We have included~~ a detailed explanation of this adjustment ~~in the Statement of Additional Information~~. If you have a qualified policy, minimum required distribution rules may require you to request a partial withdrawal.

9.	TAXES

INTRODUCTION

The following discussion of annuity taxation is general in nature and is based on TFLIC’s understanding of the treatment of annuity policies under current federal income tax law, particularly Section 72 of the Internal Revenue Code and various Treasury Regulations and Internal Revenue Service interpretations dealing with Section 72. The discussion does not touch upon state or local taxes. It is not tax advice. You may want to consult with a qualified tax advisor about your particular situation to ensure that your purchase of a Policy results in the tax treatment you desire. Additional discussion of tax matters is included in the Statement of Additional Information.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral

Special rules in the Internal Revenue Code for annuity taxation exist today. In general, those rules provide that you are not currently taxed on increases in value under a Policy until you take some form of withdrawal or distribution from it. However, it is important to note that, under certain circumstances, you might not get the advantage of tax deferral, meaning that the increase in value would be subject to current federal income tax. (See Annuity Policies Owned By Non-Natural Persons And Diversification Standards.)

A Closer Look At Tax Deferral

Tax deferral means no current tax on earnings in your Policy. The amount you would have paid in income taxes can be left in the Policy and earn money for you.

One tradeoff of tax deferral is that there are certain restrictions on your ability to access your money, including penalty taxes for early withdrawals. This is one reason why a variable annuity is intended as a long-term investment.

take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1/2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax advisor prior to selecting any optional benefit under the Policy.

10.	ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular payments from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of payouts made per year, where:

(1)	is up to 10% of your premium payments (reduced by prior withdrawals in that Policy Year); or

(2)	is any gains in the Policy.

For amounts greater than 10% of your Premium Payments you must receive prior company approval.

Payments can be made monthly, quarterly, semi-annually, or annually. Each payment must be at least $50. Monthly and quarterly payments may be required to be taken by electronic funds transfer directly to your checking or savings account.

If you request an additional surrender while a Systematic Payout Option is in effect, then the Systematic Payout Option will terminate. Also keep in mind that partial withdrawals under the systematic payout option, like all partial withdrawals, may be taxable and, if made before age 59 1/2, may be subject to a 10% federal penalty tax.

There is no charge for this benefit.

Asset Rebalancing

During the Accumulation Phase, you may instruct us to make automatic transfers of amounts among the Subaccounts in order to maintain a desired allocation of Policy Value among those Subaccounts. We will “rebalance” monthly, quarterly, semi-annually, or annually, beginning on the date you select. You must select the percentage of the Policy Value you desire in each of the various Subaccounts offered (totaling 100%).

Rebalancing can be started, stopped, or changed at any time, except that rebalancing will not be available when Dollar Cost Averaging is in effect or when any other transfer is requested. If a transfer is requested, then we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to restart Asset Rebalancing.

There is no charge for this benefit.

Dollar Cost Averaging Program

During the Accumulation Phase, you may instruct us to automatically make transfers into one or more variable Subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss.

A minimum of $500 per transfer is required. A minimum of $3,000 is required to start a 6-month program and $6,000 is required to start a 12-month program. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly.

You can elect to transfer from the Federated Prime Money Fund II~~money market~~ Subaccount.

A Dollar Cost Averaging program will begin once we have received, in good order, all necessary information and the minimum required amount. A Dollar Cost Averaging program will begin on the 28th day of the applicable month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

NOTE CAREFULLY:

IF:

•	we do not receive all necessary information to begin an initial Dollar Cost Averaging program within 30 days of allocating the minimum required amount to a Dollar Cost Averaging program; or

•	we do not receive the minimum required

amount to begin an initial Dollar Cost Averaging program within 30 days of allocating an insufficient amount;

THEN:

•	any amount will remain in that variable Subaccount; and

•	new instructions will be required to begin a Dollar Cost Averaging program.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed and the additional premium meets the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, start a new Dollar Cost Averaging program using the previous instructions.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, allocate the additional premium as identified in the previous Dollar Cost Averaging program.

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN:

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.

There is no charge for this benefit.

The Dollar Cost Averaging program may vary for certain policies and may not be available for all policies.

Architect Guaranteed Lifetime Withdrawal Benefit

The Architect Guaranteed Lifetime Withdrawal Benefit Rider is no longer available for new sales. If you have previously elected the rider you can still upgrade. See Appendix B and the Statement of Additional for more information~~rider details.~~

11.	OTHER INFORMATION

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company is a New York stock life insurance company incorporated on October 3, 1947, with Administrative and Service Office at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. It is principally engaged in offering life insurance and annuity policies.

TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. TFLIC is licensed in all states and the District of Columbia.

TFLIC is a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the “Consumer” section or by contacting IMSA at 240-744-3030.

Financial Condition of the Company

Many financial services companies, including insurance companies, have been facing challenges in this unprecedented economic and market

APPENDIX B

ARCHITECT GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER

The information below is in regards to~~a summary~~ of a rider previously available for purchase but is no longer available for new sales effective May 1, 2011. This appendix describes the material features of the rider. For more complete information about this rider, please see the Statement of Additional Information. ~~Please refer to your rider pages and any supplemental mailings for your specific coverage and features regarding this rider.~~

Please find listed below the abbreviations that will be used in this appendix~~e following grid~~ for your reference.

Abbreviation	Definition
GLWB	Guaranteed Lifetime Withdrawal Benefit
IBP	Income Benefit Percentage
MAWA	Maximum Annual Withdrawal Amount
MEP	Maximum Equity Percentage
RMD	Required Minimum Distribution
TWB	Total Withdrawal Base
W/D	Withdrawal

Rider Name	Architect Guaranteed Lifetime Withdrawal Benefit
Rider Form Number	RGMB 25 0207 (NY)[1]
Purpose of Rider

This is a GLWB rider that guarantees a level of payments for the annuitant’s2 lifetime, regardless of policy value.

•       The policyholder can withdraw the MAWA each year until the death of the annuitant.[2]

•       This benefit is intended to provide level payments regardless of the performance of the designated investment choices you select.

Availability

•       Issue age 0-85 but not yet age 86 (unless state law requires a lower maximum issue age)

•       Annuitant is also the Owner (unless owner is a non-natural person, trust or custodial account)

•       Maximum of 2 living Joint Owners (with one being the Annuitant).

•       If joint life option elected, annuitiant’s spouse is not yet 86 and is either the annuitant or sole beneficiary.

Architect GLWB Fee	The rider fee is a percentage of the TWB based on the MEP selected at rider issue:

MEP	Single Life Option	Joint Life Option
50%	0.30%	0.45%
60%	0.45%	0.65%
70%	0.65%	1.00%

Once elected, the MEP can only be changed by upgrading the rider or by terminating and re-adding a new rider.

Fee Frequency	• Fee is deducted annually during the accumulation phase on each Rider Anniversary. • A pro-rated fee is deducted at the time the rider is terminated or upgraded.
Designated Investment Choices

Policyholders who add this rider may only invest in the following investment choices:

Non-Equity Designated Funds:

DFA – VA Global Bond Portfolio

DFA – VA Short-Term Fixed Portfolio

Federated Prime Money Fund II

Federated Fund for U.S. Government Securities II

Transamerica PIMCO Total Return VP – Initial Class

Vanguard-Short-Term Investment-Grade Portfolio

Vanguard-Total Bond Market Index Portfolio

Equity Designated Funds:

Credit Suisse International Equity Flex III Portfolio

Credit Suisse U.S. Equity Flex I Portfolio

DFA – VA International Small Portfolio

DFA – VA International Value Portfolio

DFA – VA U.S. Large Value Portfolio

DFA – VA U.S. Targeted Value Portfolio

Federated Capital Appreciation Fund II

Federated High Income Bond Fund II

Fidelity VIP Contrafund® Portfolio – Initial Class

Fidelity VIP Mid Cap Portfolio – Initial Class

Fidelity VIP Value Strategies Portfolio – Initial Class

Transamerica Asset Allocation – Conservative VP – Initial Class

Transamerica Asset Allocation – Growth VP – Initial Class

Transamerica Asset Allocation – Moderate VP – Initial Class

Transamerica Asset Allocation – Moderate Growth VP – Initial Class

Transamerica WMC Diversified Equity VP – Initial Class

Transamerica BlackRock Large Cap Value VP – Initial Class

Transamerica Index 50 VP – Initial Class

Transamerica Index 75 VP – Initial Class

Transamerica JPMorgan Enhanced Index VP – Initial Class

Transamerica T. Rowe Price Small Cap VP – Initial Class

Transamerica Efficient Markets VP – Initial Class

Transamerica Multi-Managed Balanced VP – Initial Class

Transamerica Morgan Stanley Active International Allocation VP – Initial Class

Vanguard-Equity Index Portfolio

Vanguard-International Portfolio

Vanguard-Mid-Cap Index Portfolio

Vanguard-REIT Index Portfolio

Wanger International

Wanger USA

If you elect this rider, you may transfer amounts among the designated investment choices; however, you cannot transfer any amount which would cause you to exceed your Maximum Equity Percentage or to any other subaccount.

Withdrawal Benefits

The MAWA that can be withdrawn per calendar year under this rider is equal to the TWB multiplied by the Withdrawal Percentage based on the annuitant’s2 attained age at the time of the first withdrawal.

•      The Withdrawal Percentage will be 0% up until the Calendar Anniversary after the annuitant’s2 59th birthday.

•      Starting with January 1st following the annuitant’s2 59th birthday, this percentage increases above 0% which creates a MAWA available under the rider for withdrawal.

•      On each January 1st following the Rider Date, the MAWA will be reset equal to the greater of:

1) The TWB multiplied by the IBP based on the annuitant’s2 attained age, and

2) The RMD amount for this policy for the current calendar year.

•      The policyholder does not have to take the entire MAWA in any year.

•      If they do not take the full amount available, the remaining portion does not carry over to the next calendar year.

•      The rider benefit will cease if excess withdrawals reduce the TWB to zero.

Exercising Rider

Exercising Base Benefit: The policyholder is guaranteed to be able to withdraw up to the MAWA each calendar year even if the policy value is zero at the time of withdrawal. The rider benefits cease when the annuitant[2] has died.

Asset Rebalancing: While the Architect GLWB is in effect, you must participate in asset rebalancing. Each month, and according to your instructions, we will automatically rebalance the amounts of your policy value in the designated investment choices to maintain your desired asset allocation. The amount of policy value you direct us to allocate to designated investment choices in the “equity” category cannot exceed your MEP. Premium allocations must also comply with the MEP selected at time of issue. The rebalancing cannot be turned off unless the rider is terminated.

The policy’s advisor will notify you when any of the following has occurred:

•      you discontinue monthly asset rebalancing;

•      the asset allocation that you request results in policy value in designated investment choices in the “equity” category that exceeds your maximum equity percentage; or

•      you make a transfer that causes your policy value in “designated investment choices” in the “equity” category to exceed your maximum equity percentage.

We will give you 30 days to address any failure to continue monthly asset rebalancing or to maintain the maximum equity percentage. Failure to resume monthly asset rebalancing or to come into compliance with your maximum equity percentage will cause the rider to terminate.

Income Benefit Percentage	The IBP is determined by the annuitant’s2 age at the time of the first withdrawal taken on or after January 1st following the annuitant’s2 59th birthday. The IBP is as follows:

Age at 1st W/D	Income Benefit %
0-58	0.0%
59-64	4.0%
65-69	4.5%
70-74	5.0%
75-79	5.5%
80-84	6.0%
85-89	6.5%
90-94	7.0%
95 +	7.5%

Please note that once established at the time of the first withdrawal, the IBP will not increase even though the annuitant’s age increases.

Rider Upgrade

•      Upgrades allowed within 30 day window following the 1st rider anniversary and each rider anniversary thereafter.

•      Upgrades are subject to issue age restrictions of the rider at the time of upgrade.

•      An upgrade will reset the TWB, the MAWA and the IBP determination.

•      Rider availability and rules will apply to the new rider at the time of upgrade.

Rider Termination

•      The rider terminates upon:

•    policy surrender;

•    annuitization;

•    annuitant[2] death;

•    upgrade;

•    asset rebalancing; or

•    assignment of the policy to which this rider is attached or if the owner is changed without our approval; or

•    transfers which cause designated investment choices in the “equity” category to exceed the MEP and this occurrence is not corrected within 30 days notice.

•      Termination allowed within 30 day window following each rider anniversary.

•      The rider will be terminated the date we receive written notice from you requesting termination.

[1]	Rider form number may be found on the bottom left corner of your rider pages.

[2]	If the rider’s joint life option has been elected for an additional fee, the benefits and features available could differ from the single life option based on the age of the annuitant’s spouse.

APPENDIX C

DEATH BENEFIT

Adjusted Partial Withdrawal. If you make a partial withdrawal, then your guaranteed minimum death benefit is reduced by an amount called the adjusted partial withdrawal. The amount of the reduction depends on the relationship between your death benefit and policy value. The requested withdrawal is equal to (1) multiplied by (2), where:

(1) is the gross partial withdrawal;

(2) is the adjustment factor = current death proceeds prior to the gross partial withdrawal, where death proceeds are equal to the maximum of policy value, cash value, and the death benefit.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and policy value.

EXAMPLE 1

$75,000	current guaranteed minimum death benefit before withdrawal
$50,000	current policy value before withdrawal
$75,000	current death benefit proceeds
$15,600	Total gross partial withdrawal
$23,400	adjusted partial withdrawal = 15,600 * (75,000/50,000)
$51,600	new guaranteed minimum death benefit (after withdrawal) = 75,000 - 23,400
$34,400	new policy value (after withdrawal)=50,000 – 15,600

Summary:
Reduction in guaranteed minimum death benefit	= $23,400
Reduction in policy value	=$15,600

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on the circumstances at the time of withdrawal.

The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

EXAMPLE 2

$50,000	current guaranteed minimum death benefit before withdrawal
$75,000	current policy value before withdrawal
$75,000	current death benefit proceeds
$15,450	Total gross partial withdrawal
$15,450	adjusted partial withdrawal = 15,450 * (75,000/75,000)
$34,550	new guaranteed minimum death benefit (after withdrawal) = 50,000 - 15,450
$59,550	new policy value (after withdrawal) = 75,000 – 15,450

Summary:
Reduction in guaranteed minimum death benefit	=$15,450
Reduction in policy value	=$15,450

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on the circumstances at the time of withdrawal.

The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

APPENDIX A

ARCHITECT GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER

NO LONGER AVAILABLE FOR NEW SALES

The optional Architect Guaranteed Lifetime Withdrawal Benefit (“Architect GLWB”) provides you with a guaranteed lifetime withdrawal benefit if you invest in certain designated investment choices. You also are limited in the amount of your Policy Value that can be invested in the “equity” category of the designated investment choices (“maximum equity percentage”). This rider is available during the accumulation phase.

The Architect GLWB may vary for certain policies and may not be available for all policies. Please contact us at (800) 797-9177 for additional information regarding the availability of the Architect GLWB.

In addition, the tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Architect GLWB for a qualified policy.

Architect GLWB – Base Benefit

This benefit is intended to provide a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices you select. If you elect this benefit, we will provide a maximum annual withdrawal amount regardless of your Policy Value. Under this benefit, you can receive (first as withdrawals from your Policy Value and, if necessary, as payments from us) up to the maximum annual withdrawal amount each calendar year, starting with the calendar year immediately following the annuitant’s 59th birthday and lasting until the annuitant’s (or the annuitant’s surviving spouse if the joint life option is elected) death (unless your total withdrawal base is reduced to zero because of “excess withdrawals”; see Total Withdrawal Base Adjustments, below). All withdrawals before the annuitant (or the annuitant’s surviving spouse if the joint life option is elected) is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1/2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 61 years old. Further assume that you do not make any additional withdrawals or premium payments, but that after ten years your Policy Value has declined to $90,000 solely because of negative investment performance. You could receive up to $5,000.00, which is the applicable income benefit percentage of (5.0%) multiplied by the total withdrawal base of $100,000, each calendar year for the rest of your life (assuming that you take your first withdrawal when you are age 70 – 74, and that you do not withdraw more than the maximum annual withdrawal amount in any one year).

Of course, you can always withdraw an amount up to your Policy Value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 71 years old. That excess withdrawal decreases your future maximum annual withdrawal amount to $4,705.88.

See “Appendix – Architect Guaranteed Lifetime Withdrawal Benefit Total withdrawal Base Adjustments” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider for you to take withdrawals each rider year that are less than or equal to the maximum annual withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the maximum annual withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the maximum annual withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All Policy Value must be allocated to a limited number of specified funds (see “Designated Investment Choices” below). You are also limited to the amount of your Policy Value that can be invested in the “equity” category of the designated investment choices (see “Maximum Equity Percentage” below). You should consult with your registered representative to assist you in determining whether these investment restrictions are suited for your financial needs and risk tolerance.

•	Cumulative withdrawals in any calendar year in excess of the maximum annual withdrawal amount are excess withdrawals.

•	An excess withdrawal may impact the maximum annual withdrawal amount and total withdrawal base on a greater than dollar-for-dollar basis.

•	Upon the death of the annuitant (or the annuitant’s spouse if the joint life option is elected), the Architect GLWB terminates and no more guaranteed withdrawals can be made.

Like all withdrawals, withdrawals under this benefit also:

•	reduce your Policy Value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Maximum Annual Withdrawal Amount. You can withdraw up to the maximum annual withdrawal amount in any calendar year without causing an excess withdrawal. See “Total Withdrawal Base Adjustments” below.

The maximum annual withdrawal amount is zero if the annuitant (or the annuitant’s surviving spouse if the joint life option is elected) is not 59 years old on the date the rider is elected (“rider date”) and remains zero until the first day of the calendar year after the annuitant’s 59th birthday. If the annuitant is at least 59 years old on the rider date, the maximum annual withdrawal amount in the calendar year during which the rider is elected is equal to the income benefit percentage of the total withdrawal base prorated based on the number of days from the rider date to the end of the calendar year. Thereafter, the maximum annual withdrawal amount for each subsequent calendar year is equal to the income benefit percentage of the total withdrawal base.

For qualified policies: If the plan participant (generally the annuitant) is at least 70  1/2 years old, the maximum annual withdrawal amount for that calendar year (and each subsequent calendar year) is equal to the greater of:

•	the maximum annual withdrawal amount described above; or

•

an amount equal to a minimum required distribution amount calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the Policy Value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance), and (4) amounts from the current calendar year (no carry-over from past years). An amount not calculated as set forth above cannot be used as the maximum annual withdrawal amount.

You can receive up to the maximum annual withdrawal amount each year (first from your Policy Value and, if necessary, as payments from us) take withdrawals under this rider regardless of your Policy Value. However, once your Policy Value reaches zero (by other than an excess withdrawal), you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive payments guaranteed by this rider after your Policy Value reaches zero, you must select the frequency of future payments. Once selected, the amount and frequency of future payments after your Policy Value reaches zero cannot be changed. Payments after the Policy Value reaches zero are subject to our claims paying ability.

Please note:

•	The maximum annual withdrawal amount described above is based on calendar years, not rider or policy years.

•

You cannot carry over any portion of your maximum annual withdrawal amount that is not withdrawn during a calendar year for withdrawal in a future calendar year. This means that if you do not take the maximum annual withdrawal amount during the calendar year, you cannot take more than the maximum annual withdrawal amount in the next calendar year and maintain the rider’s guarantee.

•

If the rider is added before the annuitant’s 59th birthday, the maximum annual withdrawal amount will be zero until January 1st of the calendar year after the annuitant’s 59th birthday, however, you will still be charged a rider fee before this time.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•

All Policy Value must be allocated to a limited number of specified funds and the allocation is subject to specified equity limits. (See “Designated Investment Choices” and “Maximum Equity Percentage,” below).

Income Benefit Percentage. We use the income benefit percentage to calculate the maximum annual withdrawal amount. The income benefit percentage is determined by the annuitant’s age at the time of the first withdrawal taken on or after the January 1st immediately following the annuitant’s 59th birthday (or if the joint life option is elected, the 59th birthday of the younger of the annuitant or the annuitant’s spouse). The income benefit percentage is as follows:

Age at time of first withdrawal	Income Benefit Percentage
0-58	0%
59-64	4.0%
65-69	4.5%
70-74	5.0%
75-79	5.5%
80-84	6.0%
85-89	6.5%
90-94	7.0%
≥ 95	7.5%

Please note that once established at the time of the first withdrawal on or after the January 1st immediately following the 59th birthday of the annuitant (or if the joint life option is elected, of the younger of the annuitant or the annuitant’s spouse), the income benefit percentage will not increase even though the annuitant’s age increases.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the Policy Value. After the rider date, the total withdrawal base is equal to the total withdrawal base on the rider date, plus subsequent premium payments, less subsequent total withdrawal base adjustments (described below).

Please note:

•

We determine the total withdrawal base solely to calculate the maximum annual withdrawal amount and rider fees. Your total withdrawal base is not a cash value (or Policy Value), a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of Policy Value.

•

Because the total withdrawal base is generally equal to the Policy Value on the rider date, the maximum annual withdrawal amount may be lower if you delay electing the rider and the Policy Value decreases before you elect the rider.

•	Upon the death of the annuitant (or the annuitant’s spouse if the joint life option is elected), the Architect GLWB terminates and there are no more additional guaranteed withdrawals.

Total Withdrawal Base Adjustments. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year (“excess withdrawals”) will reduce the total withdrawal base (on the date of the withdrawal) by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the Policy Value), possibly to zero. See “Appendix – Architect Guaranteed Lifetime Withdrawal Benefit Total Withdrawal Base Adjustments” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.

Designated Investment Choices. If you elect the Architect GLWB, you must allocate 100% of your Policy Value to one or more of the following “designated investment choices:”

Non-Equity:

DFA – VA Global Bond Portfolio

DFA – VA Short-Term Fixed Portfolio

Federated Prime Money Fund II

Federated Fund for U.S. Government Securities II

Transamerica PIMCO Total Return VP – Initial Class

Vanguard - Short-Term Investment - Grade Portfolio

Vanguard - Total Bond Market Index Portfolio

Equity:

Credit Suisse International Equity Flex III Portfolio

Credit Suisse U.S. Equity Flex I Portfolio

DFA – VA International Small Portfolio

DFA – VA International Value Portfolio

DFA – VA U.S. Large Value Portfolio

DFA – VA U.S. Targeted Value Portfolio

Federated Capital Appreciation Fund II

Federated High Income Bond Fund II

Fidelity VIP Contrafund® Portfolio – Initial Class

Fidelity VIP Mid Cap Portfolio – Initial Class

Fidelity VIP Value Strategies Portfolio – Initial Class

Transamerica Asset Allocation – Conservative VP – Initial Class

Transamerica Asset Allocation – Growth VP – Initial Class

Transamerica Asset Allocation – Moderate VP – Initial Class

Transamerica Asset Allocation – Moderate Growth VP – Initial Class

Transamerica Diversified Equity VP – Initial Class

Transamerica BlackRock Large Cap Value VP – Initial Class

Transamerica Index 50 VP – Initial Class

Transamerica Index 75 VP – Initial Class

Transamerica JPMorgan Enhanced Index VP – Initial Class

Transamerica T. Rowe Price Small Cap VP – Initial Class

Transamerica Efficient Markets VP – Initial Class

Transamerica Balanced VP – Initial Class

Transamerica Morgan Stanley Active International Allocation VP – Initial Class

Vanguard - Equity Index Portfolio

Vanguard - International Portfolio

Vanguard - Mid-Cap Index Portfolio

Vanguard - REIT Index Portfolio

Wanger International

Wanger USA

If you elect this rider, you may transfer amounts among the “designated investment choices.” However, you cannot transfer any amount which would cause you to exceed your maximum equity percentage or to any other subaccount.

Please Note: We can eliminate a designated investment choice at any time. If a designated investment choice is eliminated, then a policy owner will be given the option to reallocate the value in the eliminated designated investment choice to other designated investment choices.

Within 30 days after each rider anniversary (i.e., the anniversary of the rider date), you can terminate this rider. Terminating the rider will result in losing all your benefits under this rider. Starting the next business day you may transfer to a non-designated choice.

Maximum Equity Percentage. You select either the 50%, 60%, or 70% maximum equity percentage at the time you elect the Architect GLWB. Your equity percentage is equal to your Policy Value in all designated investment choices in the “equity” category, divided by the total Policy Value. You cannot have more than your maximum equity percentage in “equity” investment choices. A higher maximum equity percentage results in a higher rider fee.

Asset Rebalancing. While the Architect GLWB is in effect, you must participate in asset rebalancing. Each month, and according to your instructions, we will automatically rebalance the amounts of your Policy Value in the designated investment choices to maintain your desired asset allocation. The amount of Policy Value you direct us to allocate to designated investment choices in the “equity” category cannot exceed your maximum equity percentage.

We will notify you when any of the following has occurred:

•	you discontinue monthly asset rebalancing;

•	the asset allocation that you request results in Policy Value in designated investment choices in the “equity” category that exceeds your maximum equity percentage; or

•	you make a transfer that causes your Policy Value in designated investment choices in the “equity” category to exceed your maximum equity percentage.

We will give you 30 days to address any failure to continue monthly asset rebalancing or to maintain the maximum equity percentage. Failure to resume monthly asset rebalancing or to come into compliance with your maximum equity percentage will cause the rider to terminate.

Upgrades. As long as you are younger than the maximum rider issue age, you can upgrade the total withdrawal base to the Policy Value during the 30 day period following each rider anniversary, by sending us written notice (in good order). The maximum annual withdrawal amount will be recalculated at the time of the upgrade. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date and its own rider fee (which may be higher than your current rider fee). The new rider date will be the date that the Company receives all information that it requires.

Please Note:

•	Even if the rider fee percentage does not increase, the dollar amount of the rider fee will increase because it will be based on a higher total withdrawal base.

•

If you upgrade while you are receiving systematic payouts of the maximum annual withdrawal amount, then after the upgrade the dollar amount of such systematic payouts may decrease for the reminder of the calendar year, even though the total withdrawal base increases. This is generally because the maximum annual withdrawal amount for the remainder of the calendar year is calculated based on the remaining partial year and the systematic payout is calculated on a yearly basis.

Annuitization. If you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments each year that are equal to your maximum annual withdrawal amount.

Architect GLWB – Joint Life Option

If you elect the Architect GLWB, you can also elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. This allows the maximum annual withdrawal amount to be withdrawn until the death of the annuitant or the death of the annuitant’s spouse (only if the annuitant’s spouse continues the policy), whichever is later.

Please note that if you elect this option, then:

•	the annuitant’s spouse must be either (1) a joint owner along with the annuitant or, (2) the sole primary beneficiary and there is no joint owner.

•

a former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	for purposes of the rider, the annuitant’s spouse cannot be changed.

•	the income benefit percentage is based on the age of the younger of the annuitant and the annuitant’s spouse.

Architect GLWB Fee

A rider fee, which is a percentage of the total withdrawal base on each rider anniversary, is charged annually before annuitization. The rider fee percentage depends on the maximum equity percentage that you select, and on whether you select the joint life option. The rider fee percentages are:

Maximum Equity Percentage	Single Life Option	Joint Life Option
50%	0.30%	0.45%
60%	0.45%	0.65%
70%	0.65%	1.00%

We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each designated investment choice in proportion to the amount of Policy Value in each designated investment choice.

Please Note: Because the rider fee is a percentage of you total withdrawal base, the fee can be substantially more than the rider fee percentage multiplied by your Policy Value if the total withdrawal base is higher than your Policy Value.

Architect GLWB Issue Requirements

The Company will not issue the Architect GLWB unless:

•	the annuitant is not yet age 86 (or younger if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is not yet age 86 (or younger if required by state law) and is also either (1) a joint owner along with the annuitant or (2) the sole primary beneficiary (and there is no joint owner).

Termination

The Architect GLWB will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the Architect GLWB, provided that the request is made in good order within 30 days after a rider anniversary;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

discontinuing asset rebalancing, changing your asset rebalancing so that your Policy Value in designated investment choices in the “equity” category exceeds your maximum equity percentage, or making a transfer that causes your Policy Value in designated investment choices in the “equity” category to exceed your maximum equity percentage, if any of these occurrences is not corrected within 30 days from the date we mail you a notice of the problem;

•

annuitization (however, if you have reached your maximum annuity commencement date, then you may choose an annuitization option which guarantees lifetime payments in an amount equal to your maximum annual withdrawal amount); or

•	termination of your policy.

Please note: This feature terminates upon annuitization, and there is a maximum annuity commencement date for your policy.

The Architect GLWB and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Architect GLWB. The application and operation of the Architect GLWB are governed by the terms and conditions of the rider itself.

APPENDIX B

ARCHITECT GUARANTEED LIFETIME WITHDRAWAL BENEFIT

TOTAL WITHDRAWAL BASE ADJUSTMENTS

Total Withdrawal Base. Gross partial withdrawals up to the maximum annual withdrawal amount that are made in a single calendar year will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount that are made in a single calendar year will reduce the total withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the maximum annual withdrawal amount remaining before the withdrawal);

B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but before to the withdrawal of the excess amount; and

C	is the total withdrawal base before the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed lifetime withdrawal benefit.

When a withdrawal is taken, two parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Total withdrawal base (“TWB”)

2.	Maximum annual withdrawal amount (“MAWA”)

Example 1 (“Non-Excess” Withdrawal):

Assumptions:

You	= Owner and Annuitant, or younger of annuitant and annuitant’s spouse if joint life option is elected for additional cost, age 55 on rider issue; age 65 at time withdrawals begin, which means the Income Benefit Percentage is 4.5%.

TWB at rider issue = $100,000

TWB at time withdrawals begin = $100,000

4.5% withdrawal (“WD”) beginning 10 years from the rider date would be $4,500 (4.5% of the then-current $100,000 total withdrawal base)

WD = $4,500

Excess withdrawal (“EWD”) = None

Policy Value (“PV”) = $90,000 in 10 years

Is any portion of the withdrawal greater than the maximum annual withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $4,500 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $4,500, the total withdrawal base does not change.

Example 2 (“Excess” Withdrawal):

Assumptions:

You	= Owner and Annuitant, or younger of annuitant and annuitant’s spouse if joint life option is elected for additional cost, age 55 on rider issue; age 65 at time withdrawals begin, which means the Income Benefit Percentage is 4.5%.

TWB at rider issue = $100,000

TWB at time withdrawals begin = $100,000

4.5% WD beginning 10 years from the rider date would be $4,500 (4.5% of the then-current $100,000 total withdrawal base)

WD = $10,000

EWD = $5,500 ($10,000 - $4,500)

PV = $90,000 in 10 years

Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $10,000 - $4,500 = $5,500 (the excess withdrawal amount)

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted and a new lower maximum annual withdrawal amount must be computed. Had the withdrawal for this example not been more than $4,500, the total withdrawal base would remain at $100,000 and the maximum annual withdrawal amount would be $4,500. However, because an excess withdrawal has been taken, the total withdrawal base and, consequently, the maximum annual withdrawal amount, will decline.

New total withdrawal base:

Step One. The total withdrawal base is reduced by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV – 4.5% WD)) * TWB before any adjustments

2.	($5,500 / ($90,000 - $4,500)) * $100,000 = $6,432.75

Step Three. Which is larger, the actual $5,500 excess withdrawal amount or the $6,432.75 pro rata amount?

$6,432.75 pro rata amount.

Step Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $6,432.75 = $93,567.25

Result. The new total withdrawal base is $93,567.25

New maximum annual withdrawal amount:

Because the total withdrawal base was adjusted (as a result of the excess withdrawal), we have to calculate a new maximum annual withdrawal amount that will be available starting on the next January 1st. This calculation assumes no more activity before the next January 1st.

Step One. What is the new maximum annual withdrawal amount?

$93,567.25 (the adjusted total withdrawal base) * 4.5% = $4,210.53

Result. Going forward, the maximum you can take out in a year is $4,210.53 without causing an excess withdrawal that would further reduce of the total withdrawal base.